EX-23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-221912) on Form S-1 and the registration statement (No.333-226466 and No. 333-232766) on Form S-8 of our reports dated March 1, 2023, with respect to the consolidated financial statements of Columbia Financial, Inc. and the effectiveness of internal control over financial reporting.

As discussed in Note 2 and 7 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2022 due to the adoption of ASC Topic 326, Financial Instruments - Credit Losses.

/s/ KPMG LLP
Short Hills, New Jersey
March 1, 2023